Exhibit 12.1

MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED SHARE DISTRIBUTIONS

	Nine Months Ended		Fiscal Years Ended September 30,
	June 30, 2018		2017		2016		2015		2014		2013
Earnings before Fixed Charges:
Net Income from Continuing Operations	$36,360,911		$40,271,085		$32,494,507		$20,584,573		$19,845,294		$21,103,686
Interest Expense, including Amortization of Financing Costs	23,640,556		25,754,121		22,953,049		19,844,166		16,830,423		15,604,066
Total Earnings before Fixed Charges	$60,001,467		$66,025,206		$55,447,556		$40,428,739		$36,675,717		$36,707,752

Fixed Charges & Preferred Stock Dividends:
Interest Expense, including Amortization of Financing Costs	$23,640,556		$25,754,121		$22,953,049		$19,844,166		$16,830,423		$15,604,066
Preferred Dividends	12,813,194		14,861,686		9,020,470		8,607,032		8,607,032		8,607,032
Total Fixed Charges & Preferred Share Dividends	$36,453,750		$40,615,807		$31,973,519		$28,451,198		$25,437,455		$24,211,098

Fixed Charge Coverage Ratio	1.6	x	1.6	x	1.7	x	1.4	x	1.4	x	1.5	x